Law Offices of Stephen M. Fleming PLLC
403 MERRICK AVENUE, 2ND FLOOR  EAST MEADOW NY 11554
TEL  516 833 5034   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

February 11, 2009

Ryan C. Milne, Accounting Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      Premier Energy Corp.
Item 4.01 Form 8-K
Filed February 9, 2009
File No. 333-145469

Dear Mr. Milne:

This firm is counsel to Premier Energy Corp. (the “Company”). Below, please find our responses to your February 9, 2009 comment letter.

1.
We note from your Form 8-K filed on February 2, 2009 that Audit Firm “Femida-Audit”, LLC (“Femida”) issued an opinion on the financial statements of KARBON, CJSC (“KARBON”) on January 29, 2009.  Please confirm that you dismissed Femida, and if so, please provide the disclosures required by Item 304 of Regulation S-K with respect to this change.  In addition, obtain and file a letter from KARBON’s former accountants, Femida, indicating whether they agree with your disclosures in your amended Form 8-K as required by Item 304(a)(3) of Regulation S-K.

Response

We have filed an amendment to the Form 8-K Current Report confirming that theCompany has dismissed Femida and providing the required Item 304 disclosure.  Femidahas also provided the required letter indicating that they agree with the disclosures.

***

Attached as Exhibit A is a letter from the Company providing the standard acknowledgements.  Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,

/s/ Stephen M. Fleming
Stephen M. Fleming

PREMIER ENERGY CORP.
14785 Preston Road, Suite 550
Dallas, Texas  75254

February 11, 2009

Ryan C. Milne, Accounting Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:      Premier Energy Corp. (the “Company”)
Item 4.01 Form 8-K
Filed February 9, 2009
File No. 333-145469

Dear Mr. Milne:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PREMIER ENERGY CORP.

By: Dr. Anton Prodanovic
Name: Dr. Anton Prodanovic
Title: Chief Executive Officer and Director

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